

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2011

Via E-mail
Lou van Vuuren
Chief Financial Officer
Great Basin Gold Ltd.
138 West Street, Ground Floor
Sandown, 2196
P.O. Box 78182
Sandton, South Africa 2146

>   **Re:** **Great Basin Gold Ltd.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2010**
>   **Filed March 28, 2011**
>   **File No. 001-31729**

Dear Mr. van Vuuren:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ending December 31, 2010 filed March 28, 2011

Exhibit 99.5 Mineral Resource Estimates, page 24, 47
Exhibit 99.7 Mineral Resource Estimates, page 15, 26

1.   We note your resource disclosure for both mineral properties includes material below your economic cutoff grade. Resources must have reasonable prospects for economic extraction and may be delimited using an economically based cutoff grade to segregate resources from mineralization. The alternative resource cutoff grades your filing presents does not have documentation in the footnotes or text demonstrating the economic viability of your alternative resource estimates. In future filings either, remove all resource estimates which are less than your economically derived cutoff grade or provide the additional economic documentation in your footnotes or text demonstrating the economic viability of these alternative cutoff grades.

Lou van Vuuren
Great Basin Gold Ltd.
December 2, 2011
Page 2

Exhibit 99.5 Safety Watch List, page 55
Exhibit 99.7 Safety Watch List, page 20

2.   We note your filing did not include the information regarding your Mine Safety and
        Health Administration (MSHA) citations received by your U. S. operations as required by
        Section 1503 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of
        2010. In future filings please provide this safety information in the text of your filings or
        as a separate exhibit.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose
        the Commission from taking any action with respect to the filing; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by
        the Commission or any person under the federal securities laws of the United States.

        You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions
about engineering comments. Please contact me at (202) 551-3795 with any other questions.

                                        Sincerely,

                                        /s/ John Reynolds

                                        John Reynolds
                                        Assistant Director